Exhibit 99.1
SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 5, 2026

1. Date, Time, and Place: On March 5, 2026, at 10:30 a.m., the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”) met by digital form (via videoconference).

2. Attendance: All members of the Company's Board were present: David Feffer (Chairman of the Board), Daniel Feffer and Nildemar Secches (Vice-Chairmen of the Board), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo, and Walter Schalka ("Directors"). Also participating in the meeting as guests were José Alberto de Abreu, Statutory Executive Director without specific designation, Marcos Moreno Chagas Assumpção, CFO and Investor Relations, and Mr. João Vitor Zocca Moreira, as Secretary.

3. Call: Pursuant to item 6.3 of the Internal Regulations, the call notice was waived considering that all members of the Board were present.
4. Composition of the Board: Mr. David Feffer presided over the meeting and Mr. João Vitor Zocca Moreira acted as the secretary.

5. Agenda: (1) analysis and resolution on the 12th (twelfth) issuance of common debentures, not convertible into shares, unsecured, in a single series, for public distribution by the Company (“Debentures”), in the total amount of BRL 179,000,000.00 (one hundred and seventy-nine million reais) (“Issuance”), which will be object of a public distribution offering, according to the automatic distribution registration procedure, pursuant to Law No. 6,385, of December 7, 1976, as amended (“Law 6,385”), Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”), and other applicable legal and regulatory provisions (“Offering”), under a firm underwriting guarantee; (2) analysis and resolution on the hiring of service providers necessary to carry out the Offering, including, without limitation, the financial institutions integrating the securities system responsible for the placement and intermediating the Offering (“Lead Underwriter”), the fiduciary agent, the liquidation agent, the bookkeeping agent, the rating agency, and the legal counsels (“Service Providers”), by signing the respective hiring instruments; (3) analysis and resolution for the execution of any and all instruments, agreements, and documents and their eventual amendments thereto, and perform all the acts necessary or convenient for the formalization of the above decisions, including the amendment to the Indenture (defined below) to reflect the final Remuneration rate (defined below); (4) the execution of derivative transactions linked to the Debentures, with the exclusive purpose of hedging or protection and which do not allow risk leverage; (5) authorize the Company's officers and/or their legally appointed attorneys in fact, in accordance with the provisions of the Company's Bylaws, to represent the Company in performing all acts necessary or convenient for the formalization of the above resolutions, including, without limitation, entering into the "Instrumento Particular de Escritura da 12ª (Décima Segunda) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública, da Suzano S.A. " ("Indenture") and any amendments thereto, the Debentures distribution agreement ("Distribution Agreement"), the instruments for hiring the Service Providers and other documents required for registering the Debentures with B3 S.A. – Brasil, Bolsa, Balcão (“B3”), among other documents; and (6) analysis and resolution on the ratification of all the acts that have been performed by the Company's management related to the above matters.

6. Minutes in Form: The Directors present unanimously decided to draw up these minutes in summary form.

7. Resolutions: The Directors unanimously and without reservation approved:

I.the Issuance and Offering, under the terms and conditions below:

(a)Use of Proceeds. The net funds raised by the Company through the Debentures will be allocated, pursuant to article 2, paragraph 1, of Law No. 12,431, of June 24, 2011, as amended ("Law 12,431"), item I of article 2 of Decree No. 11,964, dated March 26, 2024, and Resolution No. 5,034 of the National Monetary Council, dated July 21, 2022, to cover expenses already incurred in relation to the Project (as may be described in the Indenture), it being understood that such funds will be allocated in full to the reimbursement of expenses and/or costs related the

Project that have occurred within a period of 48 (forty-eight) months or less from the date of the Closing Announcement;

(b)Placement. The Debentures shall be object of a public distribution offering, to be registered under the automatic registration distribution regime, without the need for prior analysis by the CVM, pursuant to the provisions of CVM Resolution 160, with a firm underwriting guarantee for the entirety of the Debentures, i.e., 179,000 (one hundred and seventy-nine thousand) Debentures, by the Lead Underwriter, according to the terms and conditions to be defined in the Distribution Agreement;

(c)Number of the Issuance. The Debentures represent the 12th (twelfth) issue of debentures of the Company;

(d)Subscription and Payment Method and Payment Price. The Debentures will be subscribed and paid in, at any time, from the distribution start date, as stated in the initial distribution announcement, to be disclosed under the terms of article 13 of CVM Resolution 160, during the Debentures distribution period set forth in article 48 of CVM Resolution 160, in accordance with B3 procedures, observing the Distribution Schedule (as defined in the Indenture). The payment price for the Debentures on the first Payment Date (as defined below) shall be the Nominal Unit Value. If any Debenture is paid on a date other than and after the first Payment Date (as defined below), the payment shall consider the Updated Nominal Unit Value, plus the Remuneration, calculated pro rata temporis from the Payment Date (as defined below) until the respective and effective payment date (“Payment Price”). The Debentures may be subscribed at a premium or discount, as may be defined at the time of subscription of the Debentures, it being understood that, if applicable, the premium or discount, as the case may be, shall be applied on equal terms to all Debentures subscribed and paid up on the same payment date ("Payment Date"). The Debentures shall be paid in cash and in local currency on the respective Payment Date at the applicable Payment Price.

(e)Monetary Adjustment of the Debentures. The Nominal Unit Value or the remaining balance of the Nominal Unit Value, as the case may be, of the Debentures shall be adjusted by the accumulated variation of the Broad National Consumer Price Index (IPCA), calculated and disclosed monthly by the Brazilian Institute of Geography and Statistics (IBGE), calculated in an exponential and cumulative manner pro rata temporis basis , from the first Payment Date of the Debentures until the date of their actual payment, with the product of the adjustment being automatically incorporated into the Nominal Unit Value or the remaining balance of the Nominal Unit Value of the Debentures ("Monetary Adjustment" and "Updated Nominal Unit Value," respectively), and calculated in accordance with the provisions of the Indenture ;

(f)Distribution, Trading, and Electronic Custody. The Debentures will be deposited at B3 for: (i) distribution in the primary market through the MDA – Módulo de Distribuição de Ativos, managed and operated by B3, with the distribution being financially settled through B3; and (ii) trading in the secondary market through CETIP21 – Títulos e Valores Mobiliários, managed and operated by B3, with the trades being financially settled and the Debentures held in electronic custody at B3.

(g)Total Amount of the Issue. The total amount of the Issuance will be BRL 179,000,000.00 (one hundred and seventy-nine million reais) on the Issuance Date;

(h)Quantity of Debentures. 179,000 (one hundred seventy-nine thousand) Debentures will be issued on the Issuance Date;

(i)Nominal Unit Value. The Nominal Unit Value of the Debentures, on the Issuance Date, will be BRL 1,000.00 (one thousand reais);

(j)Number of Series. The issue will be carried out in a single series;

(k)Form, Type, and Proof of Ownership. The Debentures will be issued in registered and book-entry form, without the issuance of certificates, and for all legal purposes, ownership of the Debentures will be evidenced by the deposit account statement issued by the Bookkeeping Agent and, additionally, with regard to the Debentures that are electronically held in custody at B3, as applicable, a statement will be issued by B3 on behalf of the Debenture holder (“Debenture Holder”), which will serve as proof of ownership of such Debentures;

(l)Convertibility. The Debentures will be common, that is, they will not be convertible into shares issued by the Company;

(m)Type. The Debentures will be unsecured, pursuant to article 58, caput, of the Brazilian Corporation Law, and therefore will not have any real or fiduciary guarantee, nor will they have any privilege over the Company's assets. Thus, there will be no segregation of the Company's or third parties' assets to serve as guarantee to the Debenture Holders, particularly in the event of judicial or extrajudicial execution of the Company's obligations arising from the Debentures and the Indenture;

(n)Issuance Date. For all legal purposes, the issuance date of the Debentures shall be that defined in the Indenture ("Issuance Date");

(o)Yield Start Date. For all legal purposes, the yield start date of the Debentures shall be the first Payment Date;

(p)Term and Maturity Date. Subject to the provisions of the Indenture, the Debentures shall have a maturity of fifteen (15) years from the Issuance Date, maturing, therefore, on the date specified in the Indenture ("Maturity Date of the Debentures");

(q)Amortization of the Debentures. The Updated Nominal Unit Value of the Debentures will be amortized annually, in three (3) consecutive installments, on the 13th (thirteenth), 14th (fourteenth), and 15th (fifteenth) years (inclusive), as from the Issuance Date, with the first amortization due on a date to be established in the Indenture, and the last amortization on the Maturity Date of the Debentures, according to the table to be provided for in the Indenture, except for payments resulting from Early Maturity Events applicable to the Debentures, Extraordinary Early Amortization of the Debentures, Optional Early Redemption, Optional Acquisition of the Debentures with cancellation of all acquired Debentures, and Early Redemption Offering of the Debentures (as may be provided in the Indenture);

(r)Remuneration. The Updated Nominal Unit Value will bear fixed interest corresponding to a certain percentage per annum, based on 252 (two hundred and fifty-two) Business Days, to be defined on the date of the Bookbuilding Procedure (as defined below), and which will be equivalent to the higher of: (i) the rate calculated based on the percentage corresponding to the internal rate of return of the IPCA+ Treasury with Semi-annual Interest (NTN-B), maturing on August 15, 2040, according to the indicative rates disclosed by ANBIMA on its website (http://www.anbima.com.br), to be calculated on a date to be defined by mutual agreement between the Company and the Lead Underwriter by the date of the Bookbuilding Procedure (inclusive), increased exponentially by a negative rate of -1.18% (one and eighteen hundredths percent negative) per annum, based on 252 (two hundred and fifty-two) Business Days; or (ii) a certain percentage to be defined per annum, based on 252 (two hundred and fifty-two) Business Days (“Remuneration”), calculated exponentially and cumulatively pro rata temporis for Business Days elapsed, from the first Payment Date or the immediately preceding Remuneration Payment Date, as the case may be, until the date of actual payment. The final Remuneration rate will be reflected in an amendment to the Indenture, to be executed prior to the first Payment Date, without the need for any additional corporate resolution by the Company or by the General Meeting of Debenture Holders. Remuneration will be calculated according to the formula set forth in the Indenture;

(s)Payment of Remuneration. Remuneration shall be paid semi-annually, with the first payment to be made on a specific date to be established in the Indenture and the last payment to be made on the Maturity Date of the Debentures, in accordance with the table to be provided for in the Indenture, except for payments resulting from Early Maturity Events applicable to the Debentures, Optional Early Redemption, Optional Acquisition of the Debentures with cancellation of all acquired Debentures, and Early Redemption Offer of the Debentures (as defined in the Indenture);

(t)Bookbuilding Procedure. The procedure for collecting investment intentions, organized by the Lead Underwriter, will be adopted, without minimum or maximum lots, in order to verify demand for the Debentures (“Bookbuilding Procedure”);

(u)Scheduled Renegotiation. The Debentures will not be subject to scheduled renegotiation;

(v)Risk Rating. Fitch Ratings Brasil Ltda. will be hired as the risk rating agency for the Debentures, as established in the Indenture;

(w)Optional Total Early Redemption. The Company may, at its sole discretion, opt to redeem the Debentures in full at an early date (“Optional Early Redemption”), pursuant to CMN Resolution No. 4,751, dated September 26, 2019 (“CMN Resolution 4,751”) or otherwise, provided that it is legally permitted and duly regulated by the CMN, pursuant to Law 12,431, with the consequent cancellation of the Debentures effectively redeemed, provided that: (i) the minimum weighted average term of four (4) years of payments between the Issuance Date and the date of the effective Optional Early Redemption or other term authorized by applicable laws or regulations is observed; (ii) the provisions of item II of article 1, §1, of Law 12,431, CMN Resolution 4,751 and other applicable laws or regulations are observed; and (iii) the terms and conditions to be established in the Indenture are observed;

(x)Early Redemption Offer. The Company may make an early redemption offer for all Debentures, at its sole discretion, which shall be addressed to all Debenture Holders subject to the Early Redemption Offer, without distinction, ensuring equal conditions for all Debenture Holders, to accept the Early Redemption Offer to which they hold, in accordance with the terms and conditions to be set forth in the Indenture ("Early Redemption Offer"). Considering that the Debentures will benefit from the incentive provided for in Law 12,431, the rules set forth in said Law, the rules issued by the CMN and the applicable legislation and regulations must be observed for the Early Redemption Offer, and, in addition, the weighted average term of more than four (4) years of payments elapsed between the Issuance Date and the date of the effective early redemption or another date that may be authorized by the applicable legislation or regulations must be observed;

(y)Optional Acquisition of Debentures. Subject to the provisions of CVM Resolution No. 77, dated March 29, 2022, as amended (“CVM Resolution 77”), the Company may, at its sole discretion, after two (2) years from the Issuance Date or a shorter period that may be authorized by applicable laws and regulations and subject to the provisions of items I and II of paragraph 1 of article 1 of Law 12,431, article 55, paragraph 3, of the Brazilian Corporation Law and the applicable CVM regulations, acquire Debentures for: (i) an amount equal to or less than the Updated Nominal Unit Value, which fact shall be stated in the Company's management report and financial statements, or (ii) at an amount higher than the Updated Nominal Unit Value, in which case the Company shall, prior to the acquisition, send individual notice to the Debenture Holders, with a copy to the Fiduciary Agent, or publish an announcement, under the terms to be provided for in the Indenture, regarding its intention, in accordance with the provisions of article 19 et seq. of CVM Resolution 77 or any CVM rule that may replace it ("Optional Acquisition of Debentures");

(z)Extraordinary Early Amortization. Pursuant to article 1, paragraph 1, item II, of Law 12,431, if regulated by the CMN and if such regulation is applicable to the Debentures, the Company may, as regulated by the CMN, early amortize up to 98% (ninety-eight percent) of the Updated Nominal Unit Value of the Debentures, at its

sole discretion, from the date to be defined in the Debenture Indenture, upon payment of the Optional Extraordinary Amortization Amount (as defined in the Indenture) (“Optional Extraordinary Amortization”), subject to the terms and conditions set forth in the Indenture;

(aa)Default Charges. Notwithstanding the Monetary Adjustment, as applicable, and the Remuneration, in the event of default in the payment by the Company of any amount due to the Debenture Holders, the overdue and unpaid debts of the Company shall be subject to, regardless of notice, notification, or judicial or extrajudicial interpellation, (i) default interest of 1% (one percent) per month, calculated pro rata temporis, from the date of default until the date of actual payment; and (ii) a conventional, irreducible, and non-compensatory fine of 2% (two percent) per month, from the date of default until the date of actual payment; both calculated on the amount due and unpaid;

(ab)Early Maturity. The Fiduciary Agent shall consider all obligations under the Indenture to be accelerated, regardless of any notice, summons, or notification, judicial or extrajudicial, in the event of the circumstances described in the Indenture (each, an "Early Maturity Event");

(ac)Preemptive Rights. The Company's current shareholders shall have no preemptive rights in the subscription of the Debentures; and

(ad)Other Characteristics. All other characteristics of the Debentures will be described in the Indenture.

II.the hiring of the Service Providers, through the signing of the respective hiring instruments;
III.the execution of any and all instruments, agreements, and documents and their eventual amendments, and the performance of all acts necessary or suitable for the formalization of the above-approved resolutions, including the amendment to the Indenture to reflect the final Remuneration rate;

IV.the execution of derivative transactions linked to the Debentures, for the sole purpose of hedging or protection and which do not allow for risk leverage;

V.authorizing the Company's officers and/or their legally constituted attorneys in fact, observing the provisions of the Company's Bylaws, to represent the Company in performing all acts necessary or suitable acts for the formalization of the above resolutions, including, but not limited to, the execution and negotiation of the Indenture, and also regarding the Clauses that will define the Remuneration, the Optional Early Redemption, the Optional Extraordinary Amortization, the Early Redemption Offer and, as the case may be, their respective amounts, percentages, and/or premiums, as the case may be, the Distribution Agreement, the instruments for hiring the Service Providers, and other documents necessary for the registration of the Debentures with B3, among other applicable documents, including the respective amendments; and

VI.the ratification of all acts that have been performed by the Company's management in relation to the above matters.

8. Closing: There being no further business to discuss, the meeting was closed. The minutes of the meeting were drafted, read, approved, and will be signed electronically by all the attending Directors, with the signatures having retroactive effect to the date of the meeting. It is hereby recorded that the documents and presentations that were the basis for the matters dealt with at this meeting have been filed on the Portal de Governança. Signatures: Chairman: David Feffer. Secretary: João Vitor Zocca Moreira. Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo, and Walter Schalka. I certify that this is a copy of the minutes recorded in the appropriate book.

São Paulo, SP, March 5, 2026.

___________________________
João Vitor Zocca Moreira
Secretary

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